Filed by Google Inc.

Pursuant to Rule 163 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-140828

The following article regarding Google’s Transferable Stock Option program was published on December 12, 2006 by Bloomberg. Google does not endorse any of the opinions expressed in this article (other than any opinion expressed by any representative of Google which is expressly quoted and attributed to such representative in the article) regarding the Transferable Stock Option program or any other issues discussed in this article and does not make any representations as to the accuracy of such opinions.

Bloomberg

Jonathan Thaw

Google Sets Up Online Exchange for Employees to Sell Options

Dec. 12 (Bloomberg) — Google Inc. is setting up an exchange for employees to sell their stock options to banks, a move the Internet company says will make it easier to attract and retain talent. Employees will be able to sell their stock options that are vested or eligible for sale, through an online auction hosted by Morgan Stanley.

The program is available to all employees except for the top 13 executives, said Dave Rolefson, Google’s equity and executive compensation manager. They will be able to sell options that are vested, or eligible for sale, through Morgan Stanley.

The exchange, which Google says is the first of its kind, will give employees a way to put a value on their options and a chance to sell them in a competitive market. Allowing options to trade may help Mountain View, California-based Google, owner of the most-used Internet search engine, attract and motivate employees at a time when the stock is trading at almost $500.

“What Google is doing here is capitalizing on the importance of options to employees,” said James Glassman, a fellow at the American Enterprise Institute, a think tank in Washington. “That makes all the sense in the world.”

Stock options give holders the right to buy shares at a future date, usually at the market price on the day they were granted. Starting in April, Google will let employees transfer options to banks, the equivalent of selling them for cash.

Employees will also be able to see how much their un-vested options are worth by using the service. Google is working with banks that may participate in the exchange and hasn’t released their names.

Restoring Value

The exchange may bolster morale of employees sitting on options around $500 who are concerned they may not see the types of gains enjoyed by colleagues who were awarded options close to the company’s initial public offering price of $85.

“The real win for Google is that it restores perceived value in the face of a $500 stock,” said Ted Buyniski, a compensation consultant at Radford Surveys+Consulting, a unit of Chicago-based Aon Corp. He said Google’s unusually high price means that not all companies will follow Google’s plan.

About 6.6 million options granted after Google’s IPO in August 2004 will be eligible for trading. Google will need to modify those options to make them transferable, triggering an expense, said Mark Fuchs, Google’s chief accountant. Stock-based compensation will also rise for each option in the future because they will probably have a longer life than options granted today, Google said.

Shares of Google advanced $2.17 to $483.95 at 9:55 a.m. New York time in Nasdaq Stock Market composite trading. Before today, they had risen 16 percent this year.

Microsoft, Cisco

Google follows Microsoft Corp. and Cisco Systems Inc. in finding ways to value and trade options. In 2003, Microsoft let employees sell some unprofitable options. Cisco last year proposed a plan to create and sell financial contracts for valuing stock options for accounting purposes.

Unlike Microsoft’s plan, which was for a limited time and for a single bidder, Google’s exchange will continue, Rolefson said. Google worked with the U.S. Securities and Exchange Commission on the program, which doesn’t need formal approval.

“People have been talking about transferable options for at least four years,” Buyniski said. “This is the case that proves there is a useful situation for them.”

Google’s Rolefson said the idea was sparked at a meeting over a year ago with Sergey Brin, one of Google’s two founders. Brin, 33, asked why employees shouldn’t be able to unlock the value of options that the company has already paid for.

The term, or life, of options traded on the exchange will automatically be cut to two years from 10 years when employees sell them, Rolefson said. Their life will be even shorter if more than eight years of the term has already passed, he said. That means employees are still giving up some of the value of options they decide to sell, he said.

“The intent here is not to give a windfall to employees and remove any incentive to continue to hold the stock,” Rolefson said. “If they want to realize the full 10-year value, they should still hold it the full 10 years.”

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